

June 15, 2011

Via Facsimile
Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

> **Re:** **IN Media Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated May 23, 2011**
> **File No. 333-146263**

Dear Mr. Westbrook:

     We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   In your letter to us, dated May 23, 2011, we note that you have undertaken to file an amendment to your Form 10-K. Additionally, we note that you have agreed to provide added disclosures in "future filings." To the extent that you have agreed to enhance your disclosures in future filings, please include these enhanced disclosures in the amendment to your Form 10-K. We may have additional comments after reviewing the amendment to your Form 10-K and the enhanced disclosures.

Products, page 4

2.   We note your response to comment six of our letter dated April 29, 2011. In your new disclosures, please also explain your relationship to Numerity Corporation, and explain how such rights would be enforceable, assuming that they were, as you state in your response, granted "orally and without charge" and are not specifically provided for in the License Agreement with Numerity.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 15

3.   We note your response to comment 12 of our letter dated April 29, 2011. With respect to the 145,618 fully-paid shares issued in the conversion of $30,000 of convertible debt, please tell us and revise future filings to disclose which exemption from registration you relied upon in issuing the shares. Refer to Item 701(d) of Regulation S-K.

Management's Discussion and Analysis . . . , page 16

4.   We note your response to comment 13 of our letter dated April 29, 2011, such response being included in your response to comment 12. The revised disclosure you propose still references the safe harbor for forward-looking statements. As you are unable to rely on the safe harbor because you are an issuer of penny stock, please remove all references to the safe harbor in future filings, or revise your disclosure to clearly and inconspicuously state that you are unable to rely on the safe harbor because you are an issuer of penny stock.

Financial Statements

Balance Sheets, page 20

5.   We note your response to our prior comment 18. Your response indicates you entered into the license agreement with Numerity Corporation in November 2008. Your response further indicates you are obligated to pay a maintenance fee of $415,000 per annum. Please clarify for us, and in your amendment, the following regarding this agreement:
   - Please clarify when you first became obligated to pay the annual maintenance fee, and clarify the timing of your annual payments.
   - Please clarify your amortization period for the maintenance fee. Your response indicates it is payable annually however it appears you have only amortized 50% of the prepaid amount as of December 31, 2010.

6.   We note your response to our prior comment 19. Please be advised that unless you have an agreement from Numerity that indicates they will not request payment of amounts due

until 12 months after each balance sheet and you disclose that agreement in your financial statements, we continue to believe that the amount due to Numerity should be classified in current liabilities.

Statements of Cash Flows, page 22

7.   We note your response to our prior comment number 21. It is unclear to us why, as a result of your reverse merger, there was a decrease in net assets associated with the merger. Please provide us a further explanation regarding this change in your balance sheet. In addition, please explain to us why the change would not be an investing cash flow. Please refer to ASC 230.

Statements of Shareholders' Equity and Retained Earnings, page 23

8.   We note your response to our prior comment 23. Please confirm that you will also revise any other impacted disclosures, including earnings per share, in your amendment.

Note 3 – Significant Accounting Policies

H) Convertible Debt Instruments, page 26

9.   We note your response to our prior comment number 24 and are unable to agree with you conclusion. It continues to appear to us that you should record and measure your convertible notes in accordance with ASC 470-20-30. Please contact us if you wish to discuss.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

10.   We note your response to comment 26 of our letter dated April 29, 2011, such response having been identified as response 25 in your letter to us, dated May 23, 2011. The definition you provide in your response is the definition of internal control over financial reporting set forth in Exchange Act Rules 13a-15(f) and 15d-15(f) and not the definition of disclosure controls and procedures set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm to us, if true, that your principal executive officer and principal financial officer evaluated your disclosure controls and procedures as of the end of the period covered by your Form 10-K. Please confirm to us, if true, that your management's conclusion of the effectiveness of your disclosure controls and procedures is based on the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also comply with this comment in your amendment and in future filings by including the entire appropriate definition in your disclosure.

Management's Annual Report on Internal Control Over Financial Reporting, page 29

11.   We note your response to comment 28 of our letter dated April 29, 2011, such response having been identified as response 27 in your letter to us, dated May 23, 2011. Specifically, we note that you intend to amend your Form 10-K to include disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2010. Please note that we are asking for an appropriate conclusion of management's evaluation of the effectiveness of your internal control over financial reporting. On pages 29 and 30 of your Form 10-K, you identify material weaknesses in your internal control over financial reporting. If you have identified material weaknesses in your internal control over financial reporting, management cannot conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K. Please revise your disclosure as appropriate.

12.   We note your response to comment 29 of our letter dated April 29, 2011, such response having been identified as response 28 in your letter to us, dated May 23, 2011. We reissue this comment. Given the material weaknesses in your internal control over financial reporting that you identify on pages 29 and 30, please tell us how management was able to conclude that your disclosure controls and procedures were effective as of December 31, 2010.

Changes in Internal Controls Over Financial Reporting, page 30

13.   We note your response to comment 30 of our letter dated April 29, 2011, such response having been identified as response 29 in your letter to us, dated May 23, 2011. We reissue this comment. On page 30, you state, "There have been no changes in our internal control over financial reporting . . . ." However, this disclosure appears to be inconsistent with your disclosure on the same page in which you address actions you "continue" to take. In your amended 10-K, please clearly and unambiguously state what changes, if any, you made in your internal control over financial reporting in the fiscal quarter ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act, page 33

14.   We note your response to comment 33 of our letter dated April 29, 2011, such response having been identified as response 32 in your letter to us, dated May 23, 2011. Specifically, we note your statements that certain Forms 3, 4, and 5 have been filed on April 7, 2011 and May 3, 2011. However, we are unable to locate these forms on EDGAR or on your website. Please advise.

Executive Compensation, page 33

15.   We note your response to comment 34 of our letter dated April 29, 2011, such response
        having been identified as response 33 in your letter to us, dated May 23, 2011. It appears
        as if you propose to make material revisions to your Summary Compensation Table.
        Specifically, you propose to disclose that Mr. Nitin Karnik's compensation was $0 for
        each of 2008, 2009, and 2010 as opposed to the previously reported $11,770, $895,000,
        and $357,500 for 2008, 2009, and 2010, respectively. Please explain to us the reasons for
        these changes.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-
3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Dickerson at (202) 551-3749, Pam Long, Assistant Director at (202) 551-
3765 or me at (202) 551- 3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief